FAIRVIEW ENERGY CORPORATION, INC.
                                 585 MILSOM WYND
                             DELTA, BRITISH COLUMBIA
                                 CANADA, V4M 2T6
                            TELEPHONE: (604)943-5200
                               Fax: (604)943-5209

FAX NO. 202-772-9218

April 17, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:  Tim Buchmiller

Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Wednesday April 19, 2006 at 2:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

FAIRVIEW ENERGY CORPORATION, INC.

PER:  /s/ Bruce Velestuk

BRUCE VELESTUK
President